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                             January 20, 2023

       Bin Zhai
       Chief Executive Officer
       CNFinance Holdings Ltd.
       44/F, Tower G, No. 16 Zhujiang Dong Road
       Tianhe District, Guangzhou City
       Guangdong Province 510620
       People   s Republic of China

                                                        Re: CNFinance Holdings
Ltd.
                                                            Amendment No. 4 to
Registration Statement on Form F-3
                                                            Filed January 5,
2023
                                                            File No. 333-259304

       Dear Bin Zhai:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 23, 2022 letter.

       Amendment No. 4 to Registration Statement on Form F-3

       Enforceability of Civil Liabilities, page 38

   1. We note your response to our prior comment 1 and reissue in part. Please revise this section to disclose
specifically that you have officers and directors in Hong Kong and that it would be difficult
to impose liabilities on those individuals, or advise.
 Bin Zhai
FirstName
CNFinanceLastNameBin
           Holdings Ltd.Zhai
Comapany
January 20,NameCNFinance
           2023            Holdings Ltd.
January
Page 2 20, 2023 Page 2
FirstName LastName
      Please contact John Stickel at (202) 551-3324 or Tonya K. Aldave at (202) 551-
3601 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance
cc:      James C. Lin, Esq.